Erik L. Mengwall Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4050 Main 212.407.4000 Fax 212.407.4990 emengwall@loeb.com

October 3, 2025

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549 Attn: Suying Li, Rufus Decker, Alyssa Wall and Donald Field

Re:TDE Group Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed September 22, 2025
File No. 333-289968

Ladies and Gentlemen:

On behalf of our client, TDE Group Limited (the “Company”), we hereby provide a response to the comment issued in a letter dated September 30, 2025 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed September 22, 2025.

Contemporaneously, the Company is filing Amendment No. 2 to the Registration Statement on Form F-1 via EDGAR (the “Amended Registration Statement”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For ease of reference, the comment contained in the Staff’s Letter is printed below and is followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form F-1

Financial Statements, page F-1

1.Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that complying with the 12-month requirement with respect to the age of the Company’s financial statements would be impracticable and involves undue hardship, and the Company

96748139.2Los Angeles    New York    Chicago    Nashville   Washington, DC    San Francisco    Beijing   Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

U.S. Securities and Exchange Commission October 3, 2025 Page 2

respectfully requests a waiver of such 12-month requirement. The Company has filed a request for waiver and representation as required under Instruction 2 of the Instructions to Item 8.A.4, as Exhibit 99.8 to the Amended Registration Statement.

Please call me at +1 (212) 407 4050 if you would like additional information with respect to the foregoing. Thank you.

Sincerely,

/s/ Erik Mengwall

Erik Mengwall
Partner